Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in amendment No. 1 to Registration Statement 333-197047 on Form S-3 of our report dated March 20, 2014, relating to the consolidated financial statements of Silvercrest Asset Management Group Inc. and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph referring to the completion of the Company’s initial public offering, its reorganization and accounting predecessor, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

July 10, 2014